UNITED STATES
sECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[  ]TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to __________

Commission file number: 001-13545

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

Prologis 401(k) Savings Plan

4545 Airport Way

Denver, CO 80239

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prologis, Inc.

Pier 1, Bay 1

San Francisco, CA 94111

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401(k) SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm, EKS&H LLLP	1
Report of Independent Registered Public Accounting Firm, KPMG LLP	2
Statements of Net Assets Available for Benefits - December 31, 2015 and 2014	3
Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2015 and 2014	4
Notes to Financial Statements	5
Supplemental Schedule - Schedule 1: Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2015	11
Signature
Exhibit: Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, EKS&H LLLP Exhibit 23.2 Consent of Independent Registered Public Accounting Firm, KPMG LLP

Report of Independent Registered Public Accounting Firm

The Audit Committee

Prologis 401(K) Savings Plan and Prologis, Inc.

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of Prologis 401(K) Savings Plan (the “Plan”), as of December 31, 2015, and the related statements of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Prologis 401(K) Savings Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EKS&H LLLP

June 27, 2016

Denver, Colorado

Report of Independent Registered Public Accounting Firm

The Audit Committee
Prologis 401(k) Savings Plan and Prologis, Inc.:

We have audited the accompanying statement of net assets available for benefits of the Prologis 401(k) Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Denver, Colorado

June 5, 2015

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401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2015	2014
Assets

Cash	$46	$2

Investments, at fair value:
Prologis common stock	6,874	6,553
Mutual funds	112,439	110,199
Self directed brokerage account	462	487
Total investments, at fair value	119,775	117,239

Notes receivable from participants	1,071	1,133
Contribution receivable from employer	262	188
Contributions receivable from participants	147	-

Net assets available for benefits	$121,301	$118,562

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2015	2014
Additions:
Contributions:
Employer, net of forfeitures	$2,585	$2,114
Participants	6,995	5,919
Rollover	1,766	700
Total contributions	11,346	8,733
Net investment income (loss):
Net appreciation (depreciation) in fair value of investments	(2,422)	4,226
Dividends, interest and other income	2,276	5,161
Total net investment income (loss)	(146)	9,387

Interest on notes receivable from participants	45	45
Total additions	11,245	18,165

Deductions:
Benefits paid to participants	8,369	7,501
Administrative expenses	137	136
Total deductions	8,506	7,637
Net increase during the year	2,739	10,528

Net assets available for benefits:
Beginning of year	118,562	108,034
End of year	$121,301	$118,562

See accompanying notes to financial statements

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401(k) SAVINGS PLAN

Notes to Financial Statements

(1)    Description of the Plan

The following description of the Prologis 401(k) Savings Plain (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established by Prologis on January 1, 1998. The Plan covers all eligible employees of Prologis, Inc. and subsidiaries (“Prologis” or the “Company”). Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan trustee and record keeper is Wells Fargo Bank, N.A.

Contributions

Participants are automatically enrolled in the Plan to contribute 3% of eligible compensation when they are hired. Participants have 30 days to decline automatic enrollment. Once enrolled, Participants may change their contribution percentage at any time. Participants may contribute up to 75% of their combined pre-tax and post-tax annual compensation, as defined in the Plan, not to exceed $18,000 ($24,000 if age 50 or older) in 2015 and $17,500 ($23,000 if age 50 or older) in 2014. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2015 or 2014.

Participant Accounts

Each participant’s account is credited with the participant contributions, rollover contributions, Company contributions and an allocation of the Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s investment allocation account balance.

Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company matching contributions and any income or loss thereon, are 100% vested at the completion of one year of service and do not partially vest prior to the completion of one year of service. A participant’s account becomes 100% vested upon death, attaining normal retirement age (65 as defined by the Internal Revenue Service), or if the Plan is terminated.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions into various investment options, including Prologis’ common stock. Participant contributions may be invested in any or all of the investment options. Participants are allowed to exchange Prologis’ common stock for other investment options in accordance with Prologis’ insider trading policy.

The Company matching contributions deposited to the participant’s account follow the investment allocation of the participant’s elective deferral.

Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump‑sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59½, termination of employment, or upon death or disability. A participant who has terminated employment may defer benefit payments until reaching age 65, or may request a rollover from the Plan to another eligible retirement

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

plan, provided their vested account balance is greater than $5,000. If a participant’s vested account balance is greater than $1,000 but less than $5,000, the Plan will automatically roll the distribution over to an individual retirement account. If the participant’s account balance is less than $1,000, it will be distributed in a lump-sum cash payment. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses) and vested Company contributions. Benefit payments to participants are recorded when paid.

Forfeited Accounts

If a participant was not 100% vested and received a distribution, the Company match contribution dollars left in the Plan are called forfeitures. Forfeiture allocations are utilized to reduce future Company match contributions. During 2015 and 2014, forfeitures totaled approximately $6,000 and $8,000, respectively.

Notes Receivable from Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s account balance. Principal and interest is paid ratably through regular payroll deductions. Interest rates on participant’s loans ranged from 4.25% to 9.25% at December 31, 2015 and 2014. In 2015 and 2014, the maximum term of a loan was 5 years for a general purpose loan and up to 10 years for the purchase of a principle residence. At December 31, 2015, these loans had expected maturities ranging from 2016 to 2025.

Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

(2)    New Accounting Pronouncements and Summary of Significant Accounting Policies

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update that permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value of the investment. The standard removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value practical expedient. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We do not believe the adoption of this standard will have a material impact on the Plan.

In July 2015, the FASB issued an accounting standard update that eliminates requirements under previous standards to (i) measure the fair value of full benefit-response investment contracts and certain disclosures and (ii) disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Contract value will be the only required measure for full benefit-responsive investment contracts. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. It is effective for annual reporting periods beginning after December 15, 2015, but early adoption is permitted. We do not believe the adoption of this standard will have a material impact on the Plan.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Estimates are used in the determination of fair value of investments. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of common stock are valued at the closing price reported on the active market on which the individual securities are traded. Shares of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Notes Receivable from Participants

Participant loans are required to be classified as notes receivable from participants for all periods presented. The loans are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan has included participant loans as Notes Receivable From Participants in the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as a distribution when collection is not probable.

Contribution Receivable from Employer

Amounts due to the Plan from the employer are required to be presented separately in the financial statements. The Company provides a true-up matching contribution after the end of the Plan year to all employees who did not receive their full eligible match during the Plan year. These employer matching contributions were deferred at December 31, 2015 and 2014, and were paid to the plan in 2016 and 2015, respectively. The Plan has included these deferred contributions as Contribution Receivable From Employer in the Statements of Net Assets Available for Benefits.

Contributions Receivable from Participants

Participants’ contributions are recorded in the period in which they are withheld by the Company.  At December 31, 2015, employee contributions were deferred and were paid to the Plan in 2016. The Plan has included these deferred contributions as Contributions Receivable From Participants in the Statements of Net Assets Available for Benefits.

Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments, as reported in the accompanying Statements of Changes in Net Assets Available for Benefits, represents the increase or decrease in the fair value of the Plan’s investments over the period. Such income or loss is allocated to participants’ accounts based on relative participant account balances.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan. Such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law. Administrative expenses that were paid by the Plan in 2015 and 2014 were approximately $137,000 and $136,000, respectively.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies believed to be appropriate for these purposes. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The fair value hierarchy consists of three broad levels:

a.	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

b.	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

c.	Level 3 — Unobservable inputs for the asset or liability.

For the years ended December 31, 2015 and 2014, all Plan investments were measured using Level 1 inputs. There were no transfers in or out of Levels 1, 2, or 3 during 2015 or 2014. The Plan’s investments that are measured at fair value on a recurring basis, such as mutual funds and equity securities, are shown in the table below at December 31, (in thousands):

	2015	2014
Mutual funds:
U.S. large-cap equity funds	$37,470	$36,370
Blended funds	24,591	22,723
U.S. mid-cap equity funds	12,212	12,965
International equity funds	9,002	9,213
U.S. small-cap equity funds	8,912	8,625
Fixed income funds	8,892	8,669
Money market funds	7,695	7,824
Other	3,665	3,810
Total mutual funds	112,439	110,199
Prologis common stock	6,874	6,553
Self directed brokerage account - mutual funds	239	257
Self directed brokerage account - common stock	223	230
Total investments, at fair value	$119,775	$117,239

(3)    Investments

The investments that represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014 are as follows (in thousands):

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

	2015	2014
Vanguard Institutional Index	$17,266	$16,966
Vanguard Mid-Cap Index Fund Instl	$12,212	$12,965
Vanguard Prime Money Market Admiral	$7,695	$7,824
Vanguard Growth Index Fund (Inst)	$7,169	$6,671
Prologis common stock	$6,874	$6,553
American Funds Growth Fund of America	$6,600	$6,051
Vanguard Sm-Cap Growth Index (Inst)	$6,558	$6,333
American Funds Washington Mutual Inv	$6,434	$6,682
Artisan International Institutional	$6,080	$6,056

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

	2015	2014
Mutual funds:
U.S. large-cap equity funds	$(718)	$2,695
Blended funds	(1,136)	1,079
U.S. mid-cap equity funds	(348)	1,458
International equity funds	(510)	(347)
U.S. small-cap equity funds	(522)	11
Fixed income funds	(317)	(36)
Other	(106)	(1,502)
Total mutual funds	(3,657)	3,358
Prologis common stock	11	957
Self directed brokerage account - mutual funds	1,253	(125)
Self directed brokerage account - common stock	(29)	36
Total net appreciation (depreciation) in fair value of investments	$(2,422)	$4,226

(4)    Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of a termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(5)    Tax Status

The Plan adopted a volume submitter plan that received an opinion letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the underlying prototype plan document is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the plan will be considered to have a plan qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Prologis believes the Plan is being operated and administered in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt at December 31, 2015 and 2014.

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401(k) SAVINGS PLAN

Notes to Financial Statements - Continued

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that at December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken that would require recognition of an asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)    Party-in-interest and Related Party Transactions

Certain Plan investments represented shares of common stock of the Company and self-directed brokerage accounts as of December 31, 2015 and 2014, respectively. These investments and investment transactions qualified as party‑in‑interest transactions. As discussed in Note 1, Wells Fargo, N.A. is the trustee, as defined by the Plan, and also serves as the record keeper to maintain the individual accounts of each Plan participant.

(7)    Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks, such as: significant world events, interest rate, credit and overall market volatility. The Plan may invest in securities with contractual cash flows, such as: asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities; including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available Benefits.

Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks included devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

The Plan has a concentration of investments in Prologis common stock. A change in the value of the Company common stock could cause the value of the Plan’s Net Assets Available for Benefits to change due to this concentration. See Note (3) for our investments that represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014.

PROLOGIS	Schedule 1

401(k) SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(In thousands)
December 31, 2015
Identity of party involved / Description of investment	Current Value

Prologis common stock*	$6,874

Mutual Funds:
American Beacon Sm Cap Value	2,354
American Funds Growth Fund Of America	6,600
American Funds Washington Mutual Inv	6,434
Artisan International Institutional	6,080
Invesco Global Real Estate	3,665
Metropolitan West High Yield Bond	2,986
PIMCO Real Return/Institutional	863
Vanguard Balanced Index Fund (Inst)	5,748
Vanguard Growth Index Fund (Inst)	7,169
Vanguard Institutional Index	17,266
Vanguard Interm Term Bond Index (Inst)	4,783
Vanguard Mid-Cap Index Fund Instl	12,212
Vanguard Prime Money Market Admiral	7,695
Vanguard Short-Term Bond Index Admiral	260
Vanguard Sm-Cap Growth Index (Inst)	6,558
Vanguard Target Retirement 2010	47
Vanguard Target Retirement 2015	714
Vanguard Target Retirement 2020	667
Vanguard Target Retirement 2025	4,692
Vanguard Target Retirement 2030	702
Vanguard Target Retirement 2035	5,729
Vanguard Target Retirement 2040	707
Vanguard Target Retirement 2045	3,716
Vanguard Target Retirement 2050	410
Vanguard Target Retirement 2055	685
Vanguard Target Retirement 2060	47
Vanguard Target Retirement Income	728
Vanguard Total Intl Stock Index Admiral	2,922
112,439

Self directed brokerage invested account*	462
Cash - self directed brokerage liquid account*	46

Notes receivable from participants, 4.25% to 4.50%, maturing through November 2025*	1,071
$120,892
* Represents a party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

LAME!

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prologis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Prologis 401(k) Savings Plan

Dated: June 27, 2016	By:	/s/ Thomas S. Olinger
Thomas S. Olinger
Chief Financial Officer, Prologis, Inc.

LAME!

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm, EKS&H LLLP
23.2	Consent of Independent Registered Public Accounting Firm, KPMG LLP